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10027174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Information Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2545 Highland Avenue, Suite 200
(No. and Street)

Birmingham	Alabama	35205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Terry **205-933-8664**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones & Kirkpatrick, P.C.
(Name - *if individual, state last, first, middle name)*

300 Union Hill Drive, Suite 100	Birmingham	Alabama	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles D. Perry, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Information Services, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows .
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHLAND INFORMATION SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008
WITH REPORT OF INDEPENDENT AUDITORS

HIGHLAND INFORMATION SERVICES, INC.

BIRMINGHAM, ALABAMA

DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

February 26, 2010

The Board of Directors and Stockholders
Highland Information Services, Inc.
Birmingham, Alabama

We have audited the accompanying statements of financial condition of Highland Information Services, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Information Services, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones + Kirkpatrick, P.C.

Certified Public Accountants

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 7,269	$ 295
Securities owned:		
Marketable, at market value	30,650	27,916
TOTAL ASSETS	$ 37,919	$ 28,211
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$ 9,256	$ 6,069
Stockholders' Equity:		
Common stock, $ .01 par value; 10,000 shares authorized, 1,500 shares issued and outstanding	15	15
Additional paid-in capital	11,261	11,261
Retained earnings	17,387	10,866
Total Stockholders' Equity	28,663	22,142
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 37,919	$ 28,211

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and fees	$ 156,955	$ 393,093
Interest and dividends	1,153	1,109
Trading gain	1,580	6,430
	159,688	400,632
Expenses:		
Professional fees	13,227	13,060
Other operating expenses	39,545	57,889
	52,772	70,949
Net Income	$ 106,916	$ 329,683

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2007	$ 15	$ 11,261	$ 29,765	$ 41,041
Net income	-	-	329,683	329,683
Cash dividends	-	-	(348,582)	(348,582)
Balance at December 31, 2008	15	11,261	10,866	22,142
Net income	-	-	106,916	106,916
Cash dividends	-	-	(100,395)	(100,395)
Balance at December 31, 2009	$ 15	$ 11,261	$ 17,387	$ 28,663

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2009 and 2008

Balance at December 31, 2007	$ -
Activity during the year	-
Balance at December 31, 2008	-
Activity during the year	-
Balance at December 31, 2009	$ -

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 106,916	$ 329,683
Adjustments to reconcile net income to net cash used in operating activities:		
Realized and unrealized losses (gains)	(1,549)	(6,347)
Increase (decrease) in operating liabilities:		
Accounts payable	3,187	(2,825)
Net cash provided by operating activities	108,554	320,511
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of long-term investments	-	13,738
Purchase of long-term investments	(1,185)	(1,187)
Net cash provided (used) by investing activities	(1,185)	12,551
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends	(100,395)	(348,582)
Net cash used in financing activities	(100,395)	(348,582)
Net Increase (Decrease) in Cash	6,974	(15,520)
Cash at Beginning of Year	295	15,815
Cash at End of Year	$ 7,269	$ 295

See accompanying notes to financial statements.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Highland Information Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Standards Codification – The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Operations - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) (formerly the National Association of Securities Dealers (NASD)). The Company receives certain fees from a certain fund manager who manages various funds for clients of Highland Associates, Inc. (see Note 4).

Securities transactions and related revenues are recorded in the accounts on a settlement date basis, which approximates the results of operations on a trade date basis.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Company's income tax status is that of an S corporation; therefore, taxable income is includable in the personal income tax returns of the stockholders and there are no income taxes recorded in the accompanying financial statements. The federal and state income tax returns of the Company for 2007, 2008 and 2009 are subject to examination by taxing authorities, generally for three years after they were filed. The Company adopted the provisions of FIN 48, *Accounting for Income Taxes* (FASB ASC 740-10), January 1, 2009. The adoption of the new accounting standard did not have a material impact on the financial statements.

(Continued)

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Concentrations of Credit Risk- The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and fund managers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **FAIR VALUE MEASUREMENT**

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(Continued)

2. FAIR VALUE MEASUREMENT (Continued)

At December 31, 2009 and 2008, all of the Company's investment securities were shares in a mutual fund, which are measured using Level 1 described above. Unrealized gains and losses on such funds are included in income and such losses were $1,549 and $941 for 2009 and 2008, respectively.

The Company also owned warrants of the NASD to purchase shares of common stock of the NASDAQ Stock Market, Inc. under a plan of reorganization of the NASD. During 2006, the Company exercised certain of the warrants to obtain 600 shares of common stock of the NASDAQ Stock Market, Inc. During 2008, the shares were sold for a realized gain of approximately $7,400.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$ 30,650	$ -	$ -	$ 30,650

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$ 27,916	$ -	$ -	$ 27,916

3. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission (SEC), the Company is prohibited from engaging in any security transactions at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the Uniform Net Capital Rule of the SEC. The SEC may also require a member organization to reduce its business if its net capital ratio (aggregate indebtedness divided by net capital) exceeds 12 to 1, and may prohibit expansion of its business if the ratio exceeds 10 to 1. The uniform net capital rule of the SEC requires that a minimum of $5,000 net capital be maintained at all times. At December 31, 2009, the Company had net capital of $21,518, which was $16,518 in excess of its SEC required net capital of $5,000.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company and Highland Associates, Inc. are under common ownership and common control. Both companies share personnel and office equipment, and generally combine their operations in order to operate more efficiently. All common overhead expenses are paid by Highland Associates, Inc. and the Company reimburses Highland Associates, Inc. for certain overhead expenses. The total amount reimbursed in 2009 and 2008 was $6,000. Of this amount, $1,000 and $500 was payable to Highland Associates, Inc. at December 31, 2009 and 2008, respectively. Additionally, the Company owed Highland Associates, Inc. $8,256 and $5,569 at December 31, 2009 and 2008, respectively, for various direct expenses. The Company also serves as broker dealer for Highland Strategies, LLC, which is also related through common ownership and common control. No commissions reflected in the statement of income are from trades for Highland Strategies, LLC. The Company also receives certain fees from an unrelated fund manager, who manages various funds for clients of Highland Associates, Inc. Such amounts received were approximately $14,000 and $216,000 in 2009 and 2008, respectively.

5. COMMITMENTS

Under the terms of an agreement with the Company's shareholders, under circumstances where a shareholder elects to sell all or any portion of his stock, the Company has the option to purchase these shares. In addition, under circumstances due to disability, rumination of employment or death, the Company has the obligation to purchase all shares of stock held by the shareholder. The purchase price for transactions described above shall be the fair market value of the stock owned by the shareholder determined as of the date of the event causing the repurchase. The purchase price shall be paid in cash at the closing of the sale.

6. SUBSEQUENT EVENTS

On February 20, 2010, the Company submitted an application to withdraw their registration as a broker-dealer with the Securities and Exchange Commission.

The Company has evaluated subsequent events through February 26, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2009

Net Capital:

Total stockholders' equity from statement of financial condition	$ 28,663
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	28,663
Additions	-
Total capital and allowable subordinated liabilities	28,663
Deductions and/or charges	(5,000)
Net capital before haircuts on securities positions	23,663
Haircut on exempted security	(2,145)
Net Capital	$ 21,518

Computation of Minimum Net Capital Requirements:

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 617
Minimum dollar net capital requirements	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 16,518
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$ 20,592

Computation of Aggregate Indebtedness:

Total aggregate indebtedness - liabilities from statement of financial condition	$ 9,256
Ratio of aggregate indebtedness to net capital	43.00%

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

RECONCILIATION OF COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
For the Year ended December 31, 2009

There were no material differences in the aggregate amount or in individual amounts between net capital as computed and reported in this schedule and net capital computed and reported in the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2009.

HIGHLAND INFORMATION SERVICES, INC.
Birmingham, Alabama

INFORMATION PURSUANT TO THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTIVE PROVISION)
For the Year ended December 31, 2009

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)(1) – Limited business

B. (k)(2)(i) - "Special account for exclusive benefit of customers" maintained — X

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis

There were no material differences between the above information and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed as of December 31, 2009.

Report of Independent Auditors on Internal Accounting Control

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

February 26, 2010

The Board of Directors
Highland Information Services, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Highland Information Services, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones + Kirkpatrick, P.C.

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

February 26, 2010

To the Stockholders
Highland Information Services, Inc.
Birmingham, AL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Highland Information Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Highland Information Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Highland Information Services, Inc.'s management is responsible for the Highland Information Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones & Kirkpatrick, P.C.

Certified Public Accountants

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042215 FINRA DEC
HIGHLAND INFORMATION SERVICE INC 13*13
PO BOX 55469
BIRMINGHAM AL 35255-5469

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joyce K. Lawson 205-939-8314

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 279

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/9/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 129

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 129

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 129

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HIGHLAND INFORMATION SERVICES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 19th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 121,886
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	9,352
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	863
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) ~~of the Act~~).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	10,215
2d. SIPC Net Operating Revenues	$ 111,671
2e. General Assessment @ .0025	$ 279

(to page 1 but not less than $150 minimum)

HIGHLAND INFORMATION SERVICES, INC.

Financial Statements and Supplementary Information

Years Ended December 31, 2009 and 2008
With Report of Independent Auditors